Merus Labs International Inc. Mails Letter to Shareholders with Reminder to Vote FOR the Proposed Arrangement with Norgine B.V. by deadline of 10:00 AM (Toronto time) July 6, 2017, and Receives Positive Recommendation in Favour of the Arrangement from Independent Proxy Advisor ISS.

TORONTO, Ontario — June 27, 2017 — Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“Merus” or the “Company”) announced today that it has mailed a letter to Merus shareholders (“Shareholders”) reminding Shareholders to vote in favour of the proposed arrangement (the “Arrangement”) between Merus and Norgine B.V (“Norgine”) pursuant to which Norgine has agreed to acquire all of the issued and outstanding common shares of Merus (“Shares”). The letter includes a reminder of the fast approaching voting deadline of July 6, 2017 at 10:00 AM (Toronto time), so Shareholders are urged to vote immediately FOR the Arrangement. Further transaction details, as well as proxy voting instructions, can be found in the management information circular dated as at June 1, 2017 mailed to Shareholders and located on Merus’ website at www.meruslabs.com and at Merus’ profile at www.sedar.com.

The Letter to Shareholders

Dear Shareholders:

This letter is being sent to you as an important reminder regarding the upcoming special shareholder meeting of Merus Labs International Inc. (“Merus”). The meeting will be held on July 10, 2017 at 10:00 a.m. (Toronto time) at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada.

At the meeting, shareholders will be asked to approve the previously announced transaction between Merus and Norgine B.V. (“Norgine”), whereby Norgine will acquire all of the issued and outstanding common shares of Merus (the “Shares”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) as described in the management information circular dated as at June 1, 2017. Assuming the Arrangement becomes effective, each shareholder of Merus will receive cash consideration of C$1.65 for each Share held. The board of directors of Merus (the “Board”), based in part on the unanimous recommendation of the special committee of the Board and after receiving legal and financial advice, has determined that the Arrangement is in the best interests of Merus and unanimously recommends that the shareholders vote FOR the Arrangement. Each director and senior officer of Merus intends to vote all of such individual’s Shares FOR the Arrangement. If the necessary shareholder, court and regulatory approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed in July 2017.

Certain benefits to Shareholders:

  Premium to Shareholders – The consideration of C$1.65 per Share to be received by Shareholders under the Arrangement represents a premium of approximately 63.4% based on the May 10, 2017 pre-announcement closing price of the Shares on the Toronto Stock Exchange and 58.8% on the NASDAQ Stock Market.

  Realize Immediate Value – The consideration being offered to Shareholders under the Arrangement is all cash, which allows Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

  Certainty of Closing – The conditions of the Arrangement are not conditional upon financing or due diligence and Norgine has sufficient means to complete the Arrangement in accordance with its terms.

  Support Agreements – All directors and certain officers of Merus, who hold approximately 4.8% of the outstanding Shares, have entered into lock-up agreements with Norgine to vote in favour of the Arrangement.

Leading Independent Proxy Voting Firm Recommends Voting FOR the Arrangement

Additionally, Institutional Shareholder Services (“ISS”), a leading independent international corporate governance analysis and proxy advisory firm whose recommendations guide institutional investors in making proxy-voting decisions, recommends that Shareholders vote FOR the Arrangement. The recommendation is based on the review of the terms of the Arrangement and, in particular, the certainty of value provided by the significant cash premium and the favourable market reaction to date.

The Board UNANIMOUSLY recommends that Shareholders vote FOR the Arrangement.

Your vote is important, no matter how many or how few shares you may own. We urge you to vote TODAY.

(Signed) “Michael Cloutier”

Chairman of the Board

Your vote is important. Please vote by 10:00 a.m., Toronto time, on July 6, 2017 using the methods outlined below.
Registered Shareholders

• Internet: vote online at www.investorvote.com using the control number located on your proxy;
• Telephone: 1-866-734-VOTE(8683), toll free in Canada and United States; or
• Fax: 1-866-249-7775, toll free in Canada and United States; or 416-263-9524 for calls outside of Canada and the United States.

Beneficial Shareholders

Beneficial Shareholders who hold Shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them on the voting instruction form included in the meeting materials they receive.

For more information, please contact Laurel Hill Advisory Group at 1-877-452-7184
(toll-free), 416-304-0211 (collect calls outside of North America) or assistance@laurelhill.com.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com.

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

CONTACT:

For Further Information on Merus: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com;

For Further Information on Norgine: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com